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Jim Cummings

Sundance and SXSW Winning Filmmaker

Greater Los Angeles Area · 500+ connections · **See contact info**

🅥 **Vanishing Angle**

Emerson College

About

I'm a narrative and commercial filmmaker.



Articles & activity

11,445 followers



Our Sundance-Winning short is now online, Thunder Road.

Jim Cummings
Published on LinkedIn
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47 Likes · 3 Comments

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Hey! We launch in a few days and I'll email you a little before it's made...
Jim replied to a comment

Our movie comes out in the UK today!
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The Short to Feature Lab has re-opened for submissions....
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Experience

Filmmaker

Vanishing Angle

Jan 2018 – Present · 1 yr 6 mos
Atwater Village



Commercial Director

Here Be Dragons

Jan 2018 – Present · 1 yr 6 mos

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Writer/Director
William Morris Endeavor

Feb 2016 – Present · 3 yrs 5 mos
Beverly Hills

Producer/Writer/Director
Unison LA

Apr 2014 – Present · 5 yrs 3 mos
North Hollywood

www.unisonla.com

Producer
Ornana Films

Dec 2011 – Jan 2018 · 6 yrs 2 mos
San Francisco Bay Area

I produced award-winning animations and feature films.

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Education

Emerson College
Bachelor of Arts (B.A.), Film/Cinema/Video Studies
2005 – 2009
Activities and Societies: Emerson Channel, Admissions

I learned a lot outside of class.

Metairie Park Country Day School

     

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Activities and Societies: I created the Film Club with my friend Seth Satterlee.

Lots.

Licenses & Certifications

Producers Guild of America
Producers Guild of America

Skills & Endorsements

Film · 99+

Endorsed by **David Darby ASC and 20 others who are highly skilled at this**

Endorsed by **3 of Jim's colleagues at Academy of Art University**

Feature Films · 99+

Endorsed by **David Darby ASC and 4 others who are highly skilled at this**

Endorsed by **6 of Jim's colleagues at Academy of Art University**

Post Production · 99+

Endorsed by **Jeremy Williams, who is highly skilled at this**

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